BIGLARI CAPITAL CORP.

17802 IH 10 WEST, SUITE 400
SAN ANTONIO, TEXAS 78257
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

June 6, 2022

Dear Fellow Cracker Barrel Shareholders:

We are shareholders of Cracker Barrel Old Country Store, Inc. (the "Company"),with an ownership of 2,055,141 shares, representing 8.8% of the Company's outstanding shares.

On December 14, 2021, we issued a public letter to shareholders highlighting our concerns about Cracker Barrel's poor performance. Six months later, Cracker Barrel continues to lag behind its peer group, as the table below demonstrates.

Total Shareholder Return

	1-year	3-year	5-year	Since Covid (2/19/2020)
Peer Median	-24.8%	-22.4%	-15.6%	-20.3%
S&P MidCap 400	-5.8%	41.2%	55.6%	24.2%
Cracker Barrel	**-33.2**	**-34.7%**	**-28.1%**	**-35.9%**
Better/(Worse) than Peer Median	(8.4%)	(12.3%)	(12.5%)	(15.6%)
Better/(Worse) than S&P Midcap 400	(27.3%)	(75.9%)	(83.7%)	(60.1%)

Peer group includes: BJ's Restaurants, Bloomin' Brands, Brinker International, Darden Restaurants, Dave & Buster's, Denny's, Dine Brands, Texas Roadhouse, and The Cheesecake Factory

Source: FactSet data as of 06/03/2022

We believe management has neglected to focus on core issues relating to the Company's customer traffic and store-level margins. In our view, there is no sound rationale for pursuing headlong expansion of new units when a significant productivity gap persists in existing units.

Clearly, management is unable to execute effectively. An example is its insistence on pursuing a younger demographic customer base, which has not gained traction. The effects of poor managerial decisions are manifest in the Company's revenue and profit figures. Unlike many of its peers, Cracker Barrel has struggled to return to pre-Covid profit levels. The Company's average restaurant sales are still below those of the pre-Covid era. Among its peer group, Cracker Barrel has one of the worst operating earnings post-Covid in comparison to its pre-Covid performance.

Over the last five years, the CEO has failed to retain customers; failed in a major acquisition, with a 100% loss within eight months; and failed to adapt to a modern post-pandemic environment. Cracker Barrel management has been consistent in losing customers and blaming external factors for its underperformance. It is time to replace CEO Sandy Cochran. Furthermore, the Company should return cash to shareholders through an aggressive share repurchase program or through a significant special dividend. We continue to see that a dollar in the hands of current management turns into less than a dollar of value for shareholders.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari